October 9, 2014

LETTER FROM THE PRESIDENT OF QUATERRA RESOURCES

Dear Quaterra Followers,

I feel the time is right for me to update you on how the plan we laid out last October for Quaterra is unfolding. In my previous letter, I mentioned our efforts in the upcoming year would be focused on cutting costs, stabilizing our financial position and rationalizing our portfolio of mineral assets. I am pleased to be able to share with you our progress toward achieving these goals.

After a year of restructuring, Quaterra is now positioned as a junior copper explorer/developer focused on advancing our key asset at Yerington. We have secured additional working capital through the sale of assets and we have a significant U.S.-based copper asset at Yerington, Nevada, with potential to be transformed into a large-scale, long life copper mining operation. I will expand on our progress below.

Cutting costs and improving efficiencies - We have further lowered our corporate spending, after reducing it by approximately 40% last year. This has been accomplished through streamlining of corporate functions, staff reductions and reducing our non-Yerington property holdings. We also voluntarily delisted our common shares from the New York exchange, reducing the ongoing costs and expenses associated with a listing on that exchange. The Company’s shares now successfully trade on the OTCQX quotation system, the highest tier of the OTC market and continue to trade on the TSX-V.

Stabilizing finances - Coupled with cutting costs, we have successfully raised working capital for the Company both at Yerington and to fund our other activities, largely without dilution to our current shareholders. The option agreement we announced in June of this year allows Freeport Nevada LLC to earn a majority interest in Quaterra subsidiary Singatse Peak Services LLC (SPS) and provides $2.5 million in funds for Yerington through June of next year. I will explain the Freeport Nevada deal in more detail further on in this letter.

Earlier this year we sold our uranium properties for $500,000, thereby eliminating the holding and operating costs associated with these properties. In addition, we recently completed an agreement with Freeport-McMoRan Mineral Properties Inc. (Freeport Minerals) to sell three non-core assets for $5 million to be paid in tranches over the upcoming 28 months. With the completion of these transactions, I believe we will have sufficient working capital to fund Quaterra’s non-Yerington activities for several years.

Focus on Yerington - In June of this year, 2014, Quaterra announced a membership interest option agreement with Freeport Nevada—an indirect subsidiary of Freeport-McMoRan Inc. (FCX on the NYSE) whereby Freeport Nevada may provide up to $138.6 million in funding for the exploration of Quaterra’s assets in the Yerington district.

Freeport Nevada has the option to complete a three-stage program of extended due diligence preceding any exploration work totaling $38.6 million for an initial 55% interest in SPS—a subsidiary of Quaterra and the owner of the Yerington Project. During those stages, Freeport Nevada will provide funding for property maintenance, G&A, environmental compliance and exploration.

Under the terms of the agreement, funding from Freeport Nevada is as follows:

  Stage 1, $2.5 million within the first 12 months, with a possible 12-month extension.
  Stage 2, $6.1 million within the following 12 months (Freeport Nevada must first commit to this funding in order for Stage 2 to commence).
  Stage 3, $30 million within the following 24 months.

Beyond Stage 3, Freeport Nevada can opt to provide an additional $100 million in funding to SPS or complete a feasibility study, whichever comes first, in order to increase its holding in SPS to 75%. Please note that Freeport Nevada may terminate the agreement at its discretion, however, the initial US$2.5 million is a firm commitment.

As an alternative, after Freeport Nevada earns a 75% interest in SPS, Quaterra may either fund 25% of ongoing project expenditures or transfer an additional 5% interest to Freeport Nevada in return for Freeport Nevada carrying the first $50 million of Quaterra’s proportionate share of funding. Under this alternative, Freeport Nevada would fund up $388 million for an 80% ownership position in SPS before Quaterra is required to fund proportionately or be diluted. Quaterra’s share of funding is repayable from 90% of Quaterra’s project proceeds.

I want to emphasize, that should Freeport Nevada decide not to continue to participate at Yerington, which is something it may do, all the work completed up to that time would have been necessary to advance Yerington. And, it would have been done without dilution to our shareholders.

Closing - We believe the Yerington, Nevada, copper camp is located in one of the world’s most attractive mining jurisdictions. Our Yerington assets include 100% ownership in the Yerington, Bear and MacArthur porphyry copper deposits as well as numerous prospective and untested exploration targets. The value of these assets is enhanced by substantial existing infrastructure, owned water rights that are permitted for mining and broad-based community support.

Going forward, we will continue looking for ways to further streamline our operations and to stay focused on advancing Yerington. We are grateful to our loyal shareholders and employees that have been part of setting the new direction of the Company. We are optimistic of our future.

Best regards,

Steven Dischler
President & CEO
Quaterra Resources Inc.

Cautionary note: Some statements contained in this letter are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Assumptions include recent sale of assets will provide adequate funding for Quaterra’s working capital needs and that the Company has adequate working capital to accomplish its primary objective of advancing its Yerington district copper projects. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.